UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

March 6, 2020

Company Name	: Mizuho Financial Group, Inc.

Representative	: Tatsufumi Sakai, President & Group CEO

Address	: 1-5-5 Otemachi, Chiyoda-ku, Tokyo

Security Code	: 8411 (Tokyo Stock Exchange 1st Section)

Announcement of Changes in Representative Executive Officer

Mizuho Financial Group, Inc. (MHFG) hereby announces the following changes in MHFG’s Representative Executive Officer.

1.	Changes in Representative Executive Officer

(1)	Reason for Changes

Changes in Representative Executive Officer due to changes in Directors and Executive Officers.

(2)	Changes in Representative Executive Officer

(Effective as of April 1, 2020)

Name	New Position	Current Position
Seiji Imai	Senior Managing Executive Officer* (Representative Executive Officer) Head of Corporate & Institutional Company / Head of Global Products Unit	Senior Managing Executive Officer Head of Global Corporate Company

Satoshi Ishi	Member of the Board of Directors, Senior Managing Executive Officer* (Representative Executive Officer) Chief Digital Innovation Officer / Head of IT & Systems Group / Head of Operations Group	Member of the Board of Directors, Senior Managing Executive Officer Chief Digital Innovation Officer / Head of IT & Systems Group / Head of Operations Group

Junichi Kato	Resigned	Senior Managing Executive Officer* (Representative Executive Officer) Head of Global Markets Company

(Note)	* : Executive Officers as Defined in the Companies Act

As a result of the changes, the Representative Executive Officers will be three persons; Mr. Tatsufumi Sakai, President & Group CEO, Mr. Seiji Imai and Mr. Satoshi Ishii.

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2.	Brief Personal Record of New Representative Executive Officer

MHBK refers to Mizuho Bank, Ltd. in the following Brief Personal Record.

Name	Seiji Imai

Business Experience	Apr. 2019	Deputy President & Executive Officer, In charge of Specially Assigned Matters of MHBK. (current)

	Apr. 2018	Senior Managing Executive Officer, Head of Global Corporate Company of MHFG. (current).

	Apr. 2016	Managing Executive Officer, Head of Asia & Oceania excl. East Asia of MHFG. Managing Executive Officer, Head of Asia & Oceania excl. East Asia of MHBK.

	Apr. 2014	Executive Officer, General Manager of Seoul Branch of MHBK.

Joined our group in Apr. 1986

Education	Mar. 1986	Graduated from Faculty of Law, Kyoto University

Date of Birth	June 25, 1962

Number of shares of our common stock owned (as of September 30, 2019): 111,111

Name	Satoshi Ishii

Business Experience	Apr. 2019

Senior Managing Executive Officer, Chief Digital Innovation Officer, Head of IT & Systems Group and Head of Operations Group of MHFG. (Member of the Board of Directors, Senior Managing Executive Officer from June 2019) (current)

Deputy President & Executive Officer, In charge of Digital Innovation Department, Head of IT & Systems Group and Head of Operations Group of MHBK. (current)

	Apr. 2017	Senior Managing Executive Officer, Head of Business Promotion of MHBK.

	Apr. 2015	Managing Executive Officer, Head of Human Resources Group of MHFG.

	Apr. 2014	Executive Officer, General Manager of Corporate Secretariat of MHFG.

Joined our group in Apr. 1986

Education	Mar. 1986	Graduated from Faculty of Economics, Hitotsubashi University

Date of Birth	September 1, 1963

Number of shares of our common stock owned (as of September 30, 2019): 249,929

Inquiries: Corporate Communications Department +81-3-5224-2026

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